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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
                                SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                ----------------

                             ATC GROUP SERVICES INC.
                            (Name of Subject Company)

                                ACQUISITION CORP.
                           ACQUISITION HOLDINGS, INC.
                            WPG CORPORATE DEVELOPMENT
                               ASSOCIATES V, L.P.
                            WPG CORPORATE DEVELOPMENT
                          ASSOCIATES V (OVERSEAS), L.P.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   0000020671
                      (CUSIP Number of Class of Securities)

                                 Wesley W. Lang
                           Acquisition Holdings, Inc.
                         c/o Weiss, Peck & Greer, L.L.C.
                               One New York Plaza
                            New York, New York 10004
                                 (212) 908-9500
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                               -------------------

                                    Copy To:

                            Dennis J. Friedman, Esq.
                               David M. Wilf, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100

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

                  Acquisition Holdings, Inc. and Acquisition Corp. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on December 4, 1997 and amended on December 5, 1997 (the "14D-1"), with respect to their offer to purchase all outstanding shares of Common Stock, par value $.01 per share, of ATC Group Services Inc., a Delaware corporation, as set forth in this Amendment No. 2. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase, attached as Exhibit (a)(1) to the 14D-1. At the request of the Staff of the Securities and Exchange Commission, this Amendment No. 2 is being filed to add Parent and the WPG Overseas Fund as signatories to the 14D-1, and to add each of the WPG Fund and the WPG Overseas Fund as "bidders" for purposes of the Offer.

                  Introduction
                  ------------

                     The Introduction of the 14D-1 is hereby amended by
                  replacing the penultimate sentence with the following sentence:

                           "An affiliate of the WPG Fund, WPG Corporate
                           Development Associates V (Overseas), L.P., a Cayman Islands exempted limited partnership (the "WPG Overseas Fund"), will, on or prior to the Merger referred to below, acquire approximately 13% of the equity capital of Parent."


                  Item 10. Additional Information
                  -------------------------------

                     The first paragraph of Section 4 ("Acceptance For Payment
                  And Payment For Shares") of the Offer to Purchase is hereby amended by replacing the first sentence with the following:

                              "Upon the terms and subject to the conditions of
                           the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3 promptly after the Expiration Date."

                     The seventh paragraph of Section 8 ("Certain Information
                  Concerning the Company") of the Offer to Purchase is hereby amended by replacing the penultimate sentence with the following:

                           "Neither Parent nor the Offeror assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections."


                     The third, fourth, fifth and sixth paragraphs of Section 9
                  ("Certain Information Concerning the WPG Fund, the WPG Overseas Fund, Parent and the Offeror") of the Offer to Purchase, incorporated by reference in Items 2, 3, 6, 7, 9 and 10 of the 14D-1, are hereby amended and restated in their entirety as follows:

                              "The WPG Fund, a Delaware limited partnership, is
                           a private investment fund headquartered in New York. The sole general partner of the WPG Fund is WPG Private Equity Partners II, L.L.C., a Delaware limited liability company ("WPG Partners II"). The WPG Fund has committed capital of approximately $198 million, but has not committed to make any more than $22 million available to the Parent to acquire the Company. The offices of each of the WPG Fund and WPG Partners II are located c/o Weiss, Peck & Greer, L.L.C., One New York Plaza, 30th Floor, New York, New York 10004. Set forth below is balance sheet data with respect to the WPG Fund:

                  WPG Corporate Development Associates V, L.P.
                                  Balance Sheet
                                November 30, 1997


 ASSETS
 Current Assets
      Cash and Equivalents                    1,524,579.96
      Accounts Receivable                             0.00
      Committed Capital Receivable              499,783.40
    Prepaid Management Fee                      330,583.34
                                                ----------
    Total Current Assets                                           $2,354,946.70
 Organizational Costs
      Organizational Costs                      346,240.00
      Allow for Amort. Org. Costs               (40,390.00)
                                                -----------
 Org. Costs, Net of Amortization                                     $305,850.00
 Equity Investments
      Equity Investments                     11,685,600.00
                                             -------------
 Total Equity Investments                                         $11,685,600.00
                                                                  --------------

 Total Assets                                                     $14,346,396.70
                                                                  ==============

 LIABILITIES AND PARTNERS' EQUITY
    Liabilities:
        Accounts payable                        379,525.00
                                                ----------
    Total Liabilities                                                $379,525.00

    Partners' Equity:
        Contributed Capital                  16,500,000.00
        Income (loss) account                (2,533,128.30)
    Total partners' equity                                         13,966,871.70
                                                                   -------------
    Total liabilities and partners' equity                        $14,346,396.70
                                                                  ==============

                 "The WPG Overseas Fund, a Cayman Islands exempted limited
              partnership, is a private investment fund headquartered in Grand Cayman Islands, British West Indies. The general partners of the WPG Overseas Fund are WPG Private Equity Partners II (Overseas), L.L.C., a Delaware limited liability company ("WPG Partners II (Overseas)"), and WPG CDA V (Overseas), Ltd., a Cayman Islands limited corporation ("WPG CDA V (Overseas)"). The WPG Overseas Fund has committed capital of approximately $30.8 million, but has not committed to make any more than $3 million available to the Parent to acquire the Company. The offices of each of the WPG Overseas Fund and its general partners are located c/o BankAmerica Trust and Banking Corporation (Cayman) Limited, BankAmerica House, Fort Street, Georgetown, Grand Cayman Island, British West Indies. Set forth below is balance sheet data with respect to the WPG Overseas Fund:

             WPG Corporate Development Associates V (Overseas), L.P.
                                  Balance Sheet
                                November 30, 1997


 ASSETS
      Cash and Equivalents                       351,807.78
    Prepaid Advisory Fee                          51,333.33
                                                  ---------
    Total Current Assets                                             $403,141.11

 Organizational Costs
      Organizational Costs                        53,760.00
      Allow for Amortization                      (6,272.00)
                                                  ----------
 Org. Costs, Net of Amortization                                      $47,488.00
 Equity Investments
      Equity Investments                       1,814,400.00
      Unrealized Appreciation (Depreciation)           0.00
                                                       ----
 Total Equity Investments                                          $1,814,400.00
                                                                   -------------

 Total Assets                                                      $2,265,029.11
                                                                   =============

 LIABILITIES AND PARTNERS' CAPITAL
    Liabilities:
        Accounts payable                         108,781.67
                                                 ----------
    Total Liabilities                                                $108,781.67

    Partners' Capital:
        Capital Account                        2,600,000.00
        Income (loss) account                   (443,752.56)
    Total partners' capital                                         2,156,247.44
                                                                    ------------
    Total liabilities and partners' capital                        $2,265,029.11
                                                                   =============


                 "The name, citizenship, business address, present principal occupation and material positions held during the past five years of the (i) managing members of WPG Partners II and WPG Partners II (Overseas) and (ii) the directors and executive officers of Parent, the Offeror and WPG CDA V (Overseas) are set forth in Annex I to this Offer to Purchase.

                 "The WPG Fund and the WPG Overseas Fund intend to offer certain members of the management of the Company, which, once determined, will include Nicholas J. Malino and Christopher P. Vincze, an opportunity to acquire an equity interest in Parent or in the Surviving Corporation. While general discussions have been held with Messrs. Malino and Vincze, and it is expected that executive and operating management will be offered equity ownership in an aggregate amount of approximately $2.5 million, no decisions have been made at this time, either as to the identity of the persons who may be offered the opportunity to invest in Parent or in the Surviving Corporation or as to the precise nature of any equity interest such members of the Company's management may be offered. If and to the extent members of the Company's management are given the opportunity to, and do, invest in such equity, the equity interests of the WPG Fund and the WPG Overseas Fund in Parent or in the Surviving Corporation would be reduced on a pro rata basis."

                     The second paragraph of Section 10 ("Source And Amount Of
                  Funds") of the Offer to Purchase, incorporated by reference in Items 4 and 7 of the 14D-1, is hereby amended by replacing the first and second sentence with the following:

                              "Parent and the Offeror estimate that the total
                           amount of funds required by the Offeror to (i) purchase all of the Shares pursuant to the Offer and finance the Merger Consideration, (ii) refinance certain existing indebtedness of the Company, (iii) pay fees and expenses incurred in connection with the Offer and the Merger and (iv) provide additional working capital for the Company will be approximately $159.6 million. Of these funds, it is anticipated that (i) approximately $32.5 million will be obtained from a capital contribution (the "Parent Contribution") to the Offeror by Parent, (ii) $20.0 million will be provided pursuant to a term loan facility (the "Term Loan Facility"), the terms of which are described below, (iii) approximately $100 million will be obtained from the proceeds of an offering (the "Note Offering") of Senior Subordinated Notes due 2008 of the Offeror (the "Notes") pursuant to Rule 144A of the Securities Act, to become obligations of the Surviving Corporation, the anticipated principal terms of which are described below, and (iv) cash on hand of $7.1 million.

                              "The Parent Contribution is expected to be
                           provided by (i) an equity investment of approximately $19.5 million in the common stock of Parent by the WPG Fund and the WPG Overseas Fund, (ii) an equity investment of $0.5 million in the common stock of Parent by Jackson National Life Insurance Company, together with its affiliates (collectively, "JNL"),
                           (iii) the issuance of preferred stock of Parent, par value $0.01, redeemable 2009, having an original aggregate liquidation value of $10.0 million, and accruing dividends through the issuance of additional shares of preferred stock, at a compounded rate of 8.0% per annum (the "Parent Preferred Stock") and warrants entitling JNL to purchase 6.0% of the shares of Common Stock of Parent on a fully diluted basis (the "Warrants" and collectively with the offering of the Parent Preferred Stock, the "Preferred Stock Offering," the terms of which are described below) and (d) an equity investment of approximately $2.5 million in common stock of Parent by ATC management and employees (including the economic value of Parent employee stock options which will replace existing ATC options). The Company will also have available to it upon consummation of the Merger $30.0 million of borrowings under a revolving credit facility to be entered into upon consummation of the Offer (the "Revolving Credit Facility"), the principal terms of which are described below."

                     A new paragraph is added after the third paragraph of said
                  Section 10 of the Offer to Purchase, which reads as follows:

                              "The Preferred Stock Offering. Parent will issue
                           to JNL the Preferred Stock redeemable in 2009, having an original liquidation value of $10.0 million and accruing dividends through the issuance of additional shares of Preferred Stock at a compounded rate of 8% per annum. No mandatory redemption of the Preferred Stock will occur prior to the repayment of the Notes and the dividends accrued thereon and the Preferred Stock will not be subject to any sinking fund. Concurrently with the issuance of the Preferred Stock, Parent will issue the Warrants to JNL entitling JNL to purchase 6.0% of the shares of Common Stock of Parent on a fully diluted basis. The Warrants will be exercisable immediately upon issuance at a nominal price and will be subject to customary anti-dilution protection. The Preferred Stock original liquidation value and accrued dividends are payable in cash upon maturity. The Preferred Stock will have other customary terms. In connection with the Offer, Parent will contribute as a capital contribution the proceeds from the issuance of the Preferred Stock and Warrants to the Offeror to effect the consummation of the Offer and the Merger."

                     The first, second, third and fourth paragraphs of Section
                  11 ("Background Of The Offer, Past Contacts, Transactions or Negotiations With The Company") of the Offer to Purchase, incorporated by reference in Items 3, 5, 7, and 10 of the 14D-1, are hereby amended and replaced with the following:

                              "In April 1997, Nicholas J. Malino and Christopher
                           P. Vincze, each of whom is a Senior Vice President of the Company, solely in their individual capacities and without the approval or disapproval of the Company's Board of Directors, began to solicit the interest and advice of investment banking firms in a possible transaction involving the Company. Messrs. Malino and Vincze decided to pursue a transaction because they desired a greater equity interest in the Company and greater input in the management of the Company's business. Between April and July of 1997, Messrs. Malino and Vincze met with representatives of approximately six investment banking firms. After meeting with such firms, rather than retaining an investment banking firm, Messrs. Malino and Vincze determined to solicit directly the interest of equity partners in a possible transaction.

                              "Between late July and September of 1997, Messrs.
                           Malino and Vincze met with representatives of approximately seven leveraged buyout firms, including the WPG Fund. Except as described below, discussions with the leveraged buyout firms contacted by Messrs. Malino and Vincze never advanced beyond preliminary expressions of interest. During late July and August, Messrs. Malino and Vincze had several meetings with representatives of two leveraged buyout firms each of which eventually showed some interest in making a proposal for a transaction involving the Company. Messrs. Malino and Vincze, in their individual capacities and without the approval or disapproval of the Company's Board of Directors, did not encourage either of such firms to pursue a transaction because they did not believe the price offered by either firm would be sufficient for the buyout team to acquire control of the Company and, with respect to one of the firms, the proposal did not meet the expectations of Messrs. Malino and Vincze for greater input in the management of the Company's business. Although the WPG Fund had not made its offer at the time Messrs. Malino and Vincze received these two proposals, each of the prices offered by the two firms was less than the $12 price offered by the WPG Fund.

                              "On August 5, 1997, the management of the WPG Fund
                           received an inquiry, through Chadbourne & Parke LLP, counsel to the WPG Fund, as to the interest of the WPG Fund in meeting with Messrs. Malino and Vincze. The WPG Fund expressed a willingness to meet with Messrs. Malino and Vincze in their individual capacities.

                              "Messrs. Malino and Vincze decided to encourage a
                           transaction between the Company and the WPG Fund, as opposed to the other leveraged buyout firms they had met with, because the WPG Fund appeared to be the firm most prepared to bid aggressively for the Company and meet the expectations of Messrs. Malino and Vincze for greater input in the management of the Company's business. In addition, the WPG Fund offered Messrs. Malino and Vincze senior management positions and an opportunity to purchase an equity interest in the Company following the potential transaction.

                              "On September 3, 1997, Mr. Malino, in his
                           individual capacity and not as an officer of the Company and without the approval or disapproval of the Company's Board of Directors, contacted the management of WPG Fund to engage in preliminary discussions. Mr. Malino, in such capacity, and management of the WPG Fund met on September 8, 1997 and on a number of days subsequent thereto to discuss the Company's operations, strategy and prospects. During this period and up until the execution of the

                           Merger Agreement, the WPG Fund conducted due diligence investigations. As it conducted its due diligence investigation, the management of the WPG Fund determined that the Company fit the WPG Fund's investment criteria and would be a good investment. The WPG Fund indicated, however, that it would not proceed with a transaction unless it was confident that the Company's major stockholders and Board of Directors would support it.

                              "On September 19, 1997, Messrs. Malino and
                           management of the WPG Fund met with the Rubins, who, in the aggregate, own approximately 24 percent of the Shares on a fully diluted basis, and who are the Chairman of the Board of Directors of the Company and the President, Chief Executive Officer and director of the Company, respectively, in their capacity as stockholders of the Company. At the September 19, 1997 meeting, the Rubins (in their capacity as stockholders) and management of the WPG Fund met to negotiate the terms of a possible stockholders agreement (the "Stockholders Agreement"), pursuant to which, for a period of time ending upon the earlier of the date of the consummation of the Merger and the date that would be one year from the date of the Stockholders Agreement, (i) the Rubins would grant Parent an irrevocable proxy to vote that number of the Rubins' Shares that equals 14.99 percent of the outstanding Shares of the Company (the "Proxy Shares") in favor of the potential transaction contemplated by the WPG Fund, (ii) the Rubins would give Parent the right to receive all consideration above $12.00 per Share received by the Rubins with respect to all of the Rubins' Shares and options or other rights to acquire Shares in the event that the Company is acquired by a party other than the WPG Fund or its affiliates at a price above $12.00 per Share, (iii) the Rubins would enter into severance agreements on and as of the date of the Merger (which severance agreements are more fully described in
                           Section 9), and (iv) Parent would negotiate a merger agreement in good faith and use its commercially reasonable efforts to consummate the Merger on mutually acceptable terms. Messrs. Maline and Vincze, in their individual capacities and not as officers of the Company and without the approval or disapproval of the Company's Board of Directors, were present at the September 19, 1997 meeting but did not participate in the discussions between the Rubins and the WPG Fund.

                              "From September 22, 1997 through October 16, 1997,
                           a number of other meetings and telephone contacts took place that involved various combinations of Messrs. Malino and Vincze, the Rubins and the management of the WPG Fund. During this period, Messrs. Malino and Vincze acted in their individual capacities and without the approval or disapproval of the Company's Board of Directors and their role was solely to provide the WPG Fund with information with respect to the Company. At no time did Messrs. Malino or Vincze negotiate or attempt to negotiate on behalf of the Company nor were they authorized to do so.

                              "The Rubins, in their capacity as stockholders,
                           decided that the $12 price offered by the WPG Fund was appropriate and, in light of the fact that they desired to pursue other investment opportunities, agreed to support, as stockholders, the WPG Fund's offer."

                     The fifth paragraph of said Section 11 of the Offer to
                  Purchase is hereby amended by adding the following to the end thereof:

                           "Prior to October 17, 1997, no inquiry, proposal or offer regarding a potential transaction had been made to the Company's Board of Directors or to any person in such person's capacity as an officer of the Company. Prior to October 17, 1997, with respect to the contracts and proposals described above, Messrs. Malino and Vincze and the Rubins acted in their individual capacities without the approval or disapproval of the Company's Board of Directors and did not discuss, negotiate or propose any transaction on behalf of the Company."

                     A new paragraph is added after the sixth paragraph of said
                  Section 11 of the Offer to Purchase, which reads as follows:

                              "Approximately two weeks passed from the time of
                           the public announcement that a $12 bid had been made to the Board of Directors of the Company until the commencement of negotiations on the form of the proposed merger agreement. During that time, despite the fact that there were no "lock-ups" on the Company, the Company did not receive any proposals for an alternative transaction."

                     The sixth paragraph of said Section 11 of the Offer to
                  Purchase is hereby amended by replacing the tenth sentence thereof with the following:

                           "The Special Committee took note of the fact that the Rubins desired to terminate their investment in the Company and that Messrs. Malino and Vincze wished to assume a more significant role in the management of the Company."


                     The sixth paragraph of said Section 11 of the Offer to
                  Purchase is hereby amended by adding the following to the end thereof:

                           "The Special Committee negotiated to eliminate the customary covenant prohibiting discussions with potential acquirors to allow the Company to speak with anyone making an "Acquisition Proposal" with respect to the Company."

                     The ninth paragraph of said Section 11 of the Offer to
                  Purchase is hereby amended by replacing the last sentence thereof with the following:

                           "At the November 26, 1997 meeting, the Special Committee received the opinion of Lehman Brothers to the effect that, as of the date of such opinion and based upon and subject to the matters set forth in such opinion, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger Agreement is fair to such stockholders from a financial point of view. The Special Committee noted that approximately five weeks had passed while the pendency of a $12 transaction was public with no executed merger agreement. The Special Committee also took into account (i) the relaxation of the customary "no shop" clause, (ii) its judgment that shopping the Company could be highly detrimental to the morale of the Company's managers and could possibly cause their departure from the Company and (iii) the fact that the Rubins (whose holdings equaled approximately 24% of the Company's outstanding shares on a fully diluted basis), also were supportive of the transaction. The Special Committee, with the assistance of Lehman Brothers, also reviewed the recent trading prices for the Shares. The Special Committee noted that the WPG Fund's offer did not include a premium over either the trading price for the Shares on October 16, 1997, the last full trading day before public announcement of the WPG Fund's offer, or the average trading price of the Shares during the trading days between October 9, 1997 and October 16, 1997. However, when compared to the average trading price of the Shares from January 2, 1997 through October 16, 1997, the WPG Fund's offer included a premium of 20.8%. For these reasons, the Special Committee resolved to recommend to the full Board of Directors that the Company enter into a transaction with affiliates of the WPG Fund on the terms set forth in the Merger Agreement and did not recommend that the Company seek out other potential acquirors."

                     Additionally, said Section 11 of the Offer to Purchase is
                  hereby amended by adding the following to the end thereof:

                              "Following execution of the Merger Agreement, the
                           Company received a letter from one of its competitors stating that if the transaction contemplated by the Merger Agreement is not consummated, such competitor, which the Company believes is approximately one-eighth the size of the Company by revenue, would be willing to acquire the Company at approximately the same price as set forth in the Merger Agreement. By its explicit terms, the letter is not an offer for the Company that competes with the WPG Fund's offer or even an inquiry that could reasonably lead to a competitive offer. The Company has advised the Special Committee and its legal and financial advisors of the receipt of such letter.

                              "As discussed above, the Rubins have entered into
                           a Stockholders Agreement with Parent pursuant to which the Rubins have among other things, (i) granted Parent a proxy to vote 14.99% of the outstanding Shares in favor of the Merger and the other transactions contemplated by the Merger Agreement,
                           (ii) agreed not to cooperate in any way with any person concerning any offer or proposal which is reasonably likely to lead to a proposal to acquire the Company and (iii) if a transaction involving the Company with a person other than the WPG Fund is consummated at a value greater than $12 per share, pay to parent an amount equal to the total shares held by the Rubins multiplied by the excess of the value of such other transaction over $12 per share. Under the terms of the Severance Agreements, if the transaction with the WPG Fund is consummated the Rubins each will be paid $1,550,000 upon their resignation from the Company and $276,715 each of the six calendar quarters thereafter. The Stockholders Agreement and the Severance Agreements, therefore, may cause the Rubins to have a conflict of interest with respect to consummating a transaction with a party other than the WPG Fund."

                     The first paragraph of Section 12 ("Purpose Of The Offer
                  And The Merger; Plans For The Company") of the Offer to Purchase, incorporated by reference in Item 5 of the 14D-1, is hereby amended by replacing the last sentence thereof with the following:

                           "Further, the Offeror, Parent and the WPG Fund intend that, from the date of the Merger, certain members of the Company's management which, once determined, will include Messrs. Malino and Vincze, will remain employed by and serve as officers of the Company and that such members of the Company's management will be entitled to purchase equity in the Surviving Corporation or the Parent."


                     The first paragraph of Section 15 ("Certain Conditions Of
                  The Offer") of the Offer to Purchase is hereby amended by replacing the first clause of the second sentence thereof with the following:

                           "Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following conditions exists:"

                     The first paragraph of Section 16 ("Certain Legal Matters")
                  of the Offer to Purchase, incorporated by reference in Item 10 of the 14D-1, is hereby amended by replacing the last two sentences thereof with the following:

                           "On December 18, 1997, counsel for the defendants were served with an amended Peters Complaint that essentially makes the same allegations and seeks the same relief as the original complaint. Also on December 18, 1997, counsel for the defendants were served with a Notice of Dismissal without prejudice to the Richter action. The discovery process has begun in the Peters action. The Company believes the allegations contained in both Complaints are meritless and, to the extent the actions proceed, intends to defend both actions vigorously."

                     The biographical information for Steven N. Hutchinson set
                  forth in Section 1 ("Managing Members of WPG Partners II") of Annex I to the Offer to Purchase, incorporated by reference in
                  Item 2 of the 14D-1, is hereby amended by replacing the first full sentence thereof with the following:

                           "Steven N. Hutchinson was a principal of WPG, an investment management company that sponsors the WPG Fund and the WPG Overseas Fund, from 1993 until the end of 1997."

                     Sections 4 ("Directors and Executive Officers of Parent")
                  and 5 ("Directors and Executive Officers of the Offeror") of said Annex I to the Offer to Purchase, are hereby amended to reflect the replacement of Steven N. Hutchinson as director and President of both Parent and the Offeror, effective as of December 31, 1997, by Wesley W. Lang.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  January 15, 1998


                                    WPG CORPORATE DEVELOPMENT ASSOCIATES V, L.P.


                                    By:  WPG Private Equity Partners II, L.L.C.
                                    Title: General Partner

                                    By:      /S/ WESLEY W. LANG
                                       -----------------------------
                                    Name:   Wesley W. Lang
                                    Title:  Managing Member


                                    WPG CORPORATE DEVELOPMENT ASSOCIATES V
                                    (OVERSEAS), L.P.


                                    By:  WPG CDA V (Overseas), Ltd.
                                    Title: General Partner

                                    By:      /S/ WESLEY W. LANG
                                       -----------------------------
                                    Name:   Wesley W. Lang
                                    Title:  President


                                    ACQUISITION HOLDINGS, INC.


                                    By:      /S/ WESLEY W. LANG
                                       -----------------------------
                                    Name:   Wesley W. Lang
                                    Title:  President


                                    ACQUISITION CORP.


                                    By:      /S/ WESLEY W. LANG
                                       -----------------------------
                                    Name:   Wesley W. Lang
                                    Title:  President



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